UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DEPARTURE OF DIRECTOR
SIGNATURES
INDEX TO EXHIBIT
EXHIBIT 99.1

DEPARTURE OF DIRECTOR

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On November 24, 2015, Infosys informed the stock exchanges that Ms. Carol M. Browner, Member of the Board of Directors (“Board”) and Independent Director has, due to personal reasons, resigned from the Board with immediate effect.

The notification issued by the Company to the stock exchanges in this regard is attached herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ David D. Kennedy

Date: November 27, 2015	David D. Kennedy Executive Vice President – General Counsel & Chief Compliance Officer

INDEX TO EXHIBIT

Exhibit No.	Description of Document
99.1	Notification issued by Infosys Limited, dated November 24, 2015